FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Publication of Final Terms

2 June 2021 07:00 BST

Publication of Final Terms for €800m bond offering

The Final Terms, dated 1 June 2021, relating to the issue by AstraZeneca PLC of €800,000,000 of fixed rate notes with a coupon of 0.375%, maturing on 3 June 2029 (the "Notes") are available for viewing.

The Notes will be issued under the $10,000,000,000 EMTN programme of AstraZeneca PLC and AstraZeneca Finance LLC. The Final Terms must be read in conjunction with the Base Prospectus dated 24 May 2021.

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser: http://www.rns-pdf.londonstockexchange.com/rns/5008A_1-2021-6-1.pdf

A copy of the above Final Terms will shortly be available for inspection at:
https://data.fca.org.uk/#/nsm/nationalstoragemechanism

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines in Oncology and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries, and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 02 June 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary